AIS CAPITAL MANAGEMENT, L.P.

October 23, 2013

VIA EDGAR
Mr. Daniel L. Gordon
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:              AIS Futures Fund IV L.P.
Form 10-K for the year ended December 31, 2012
Filed March 22, 2013
File No. 0-52599

  Dear Mr. Gordon

We thank you for your comment letter of October 15, 2013, relating to the 2012 Annual Report on Form 10-K for AIS Futures Fund IV L.P. (File No. 000-52599) (the “Registrant”).  For your convenience of reference, the Staff’s comment is set forth verbatim below, together with Registrant’s response thereto.

Form 10-K for fiscal year ended December 31, 2012

Statements of Financial Condition, page F-3

1.
We note that you separately present cash and US government securities deposited with your futures brokers separately from cash and US government securities not held in future brokers accounts.  Please recast your balance sheet in future filings to aggregate the assets and liabilities of each segment within its respective line item in accordance with Rule 5-02 of Regulation S-X or tell us why this is not appropriate.

The cash and US government securities deposited with the futures brokers is separately stated to provide the reader with transparency as to the assets held at the futures broker as compared to what is being held at other financial institutions.  This is due to the fact there is different counterparty risk at the futures brokers compared to the other financial institutions.  In addition, a portion of the cash and US government securities held at the futures brokers’ accounts is being used to meet margin requirements for the trading of futures contracts.  This presentation is consistent with industry practice and is in compliance with accounting principles generally accepted in the United States of America and does not appear to be inconsistent with the disclosure aims of Rule 5-02 of Regulation S-X.   It also discloses to the reader the concentration of credit risk that exists at the futures broker with which Registrant conducts a majority of its operations.

Registrant acknowledges the following with respect to Registrant's response to the Staff’s comment set forth above.

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Hummel

John Hummel
Principal
AIS Capital Management, L.P.
General Partner of Registrant